[Letterhead of Great Elm Capital Corp.]

September 13, 2017

Via EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:  James E. O'Connor, Esq.

Reference:Great Elm Capital Corp.

Registration Statement on Form N-2

File Number 333-219574

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Great Elm Capital Corp., a Maryland corporation, requests acceleration of the effective date of the above captioned registration statement, as amended, to 4:00 p.m. Eastern time on September 13, 2017.  We request that we be notified of such effectiveness by a telephone call to Kenneth Burdon of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4876, and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Peter A. Reed

Peter A. Reed

Chief Executive Officer

Great Elm Capital Corp.